EXHIBIT 12

HOUSEHOLD INTERNATIONAL, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Three
	months	March 29	January 1
	ended	through	through
	March 31,	March 31,	March 28,
	2004	2003	2003

	(Successor)	(Successor)	(Predecessor)
	(Restated) (Re )
	(in millions)
Net income	$470	$144	$246
Income taxes	235	82	182

Income before income taxes	705	226	428

Fixed charges:
Interest expense(1)	708	19	898
Interest portion of rentals(2)	14	1	18

Total fixed charges	722	20	916

Total earnings as defined	$1,427	$246	$1,344

Ratio of earnings to fixed charges	1.98	12.30	1.47	(4)
Preferred stock dividends(3)	27	–	32
Ratio of earnings to combined fixed charges and preferred stock dividends	1.91	12.30	1.42	(4)

(1)	For financial statement purposes for the periods January 1 through March 28, 2003 and March 29 through March 31, 2003, these amounts are reduced for income earned on temporary investment of excess funds, generally resulting from over-subscriptions of commercial paper issuances.

(2)	Represents one-third of rentals, which approximates the portion representing interest.

(3)	Preferred stock dividends are grossed up to their pretax equivalents.

(4)	The ratios for the period January 1 through March 28, 2003 have been negatively impacted by $167 million (after-tax) of HSBC acquisition related costs and other merger related items incurred by Household. Excluding these charges, our ratio of earnings to fixed charges would have been 1.69 and our ratio of earnings to combined fixed charges and preferred stock dividends would have been 1.63. These non-GAAP financial ratios are provided for comparison of our operating trends only.